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                                Filed by Allied Capital Corporation Pursuant to
                                Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
[ALLIED CAPITAL LOGO]
                                Subject Companies: Allied Capital Corporation (Commission File No. 0-22832) and BLC Financial Services, Inc. (Commission File No.001-14065)


      ALLIED CAPITAL TO ACQUIRE BLC FINANCIAL SERVICES IN STOCK TRANSACTION

 New Portfolio Company Positioned to Become Technology Leader in Small Business
                                    Lending

WASHINGTON, DC - NOVEMBER 1, 2000 -- Allied Capital Corporation (Nasdaq: ALLC) today announced that it plans to acquire BLC Financial Services Inc. (Amex: BCL) in a stock for stock exchange. The transaction will create a private portfolio company controlled by Allied Capital. Allied Capital also plans to merge its Allied Capital Express operations into the new portfolio company.

BLC Financial Services is a non-bank small business lender licensed as a participant in the SBA 7(a) Guaranteed Loan Program. BLC, headquartered in New York City, has 15 offices throughout the country and is a preferred lender in 63 SBA markets. BLC's fiscal year 2000 loan originations, including loans originated for others, approximated $190 million.

The combination of BLC with Allied Capital Express will result in a leading small business lender with 22 offices located nationwide, 64 Preferred Lender markets, and projected annual loan origination volume of over $450 million. Robert F. Tannenhauser, Chairman and CEO of BLC, will be appointed CEO and President of the new portfolio company.

The new portfolio company, which has not yet been named, will be a technology leader in online small business loan origination. As was recently announced, Allied Capital Express has developed proprietary online rules-based underwriting technology that will be used to streamline the portfolio company's operations. The portfolio company will have significant online loan origination relationships as well as solid core broker relationships in the small business community.

Bill Walton, Chairman and CEO of Allied Capital, remarked, "We believe market conditions in the small business lending sector have presented an excellent investment opportunity for Allied Capital. Bank consolidation and consolidation in the commercial finance industry has left a gap in serving the small business market, and our new portfolio company will be positioned with the capital, management and technology to capture this opportunity. We began building the expansion and technology platform for Allied Capital Express in the first quarter of 1999 and the BLC buyout accelerates our business plan by several years."

Robert Tannenhauser said, "This transaction is positive for BLC shareholders. Allied Capital Corporation is a much larger public company with a liquid stock that has a strong regular quarterly dividend. By approving this transaction, BLC shareholders will increase their liquidity as well as benefit from the diversity of a large investment company. By combining the exceptional talent of our complementary companies, with the strength of automated rules-based underwriting, the new portfolio company is positioned to be a leading player in the small business loan market."

To effect the transaction, Allied Capital will issue approximately 4.2 million shares of common stock, and BLC shareholders will receive a fixed exchange ratio of 0.18

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shares of Allied Capital common stock for each share of BLC stock in a tax-free exchange. In addition, in a separate transaction, Allied Capital intends to acquire a corporate shareholder of BLC for approximately $9.1 million in cash.

Allied Capital will own approximately 95% of the portfolio company upon completion of the transaction. Management will retain 5% ownership. Allied Capital's investment is structured to provide a current return through interest, dividends and fee income, and the investment will include debt, preferred stock and common stock.

In addition, Allied Capital believes there is opportunity to significantly increase the value of the new portfolio company. Necessary approvals to complete the transaction include an affirmative vote of BLC shareholders, as well as regulatory approval by the SBA. The transaction is expected to close by December 31, 2000.

INVESTOR WEB CAST/ CONFERENCE CALL

Allied Capital will host a web cast/ conference call at 10:00 a.m. (EST) Thursday, November 2, 2000 to discuss the proposed transaction. All interested parties are welcome to attend the live web cast, which will be hosted through our web site at www.alliedcapital.com. Please visit the web site to test your connection before the call. An archived replay of the event will be available on our web site.

You can also access the conference call by dialing (888) 748-9804 approximately 15 minutes prior to the call; please reference the passcode "Allied Capital." International callers should dial (712) 271-3410. Investors may also listen to a replay of the call by dialing (888) 568-0393. International callers can access the replay by dialing (402) 530-7932.

If you have questions about the web cast/ conference call, please visit our web site or call Allied Capital Investor Relations at (888) 818-5298

ABOUT ALLIED CAPITAL

Allied Capital is the country's largest business development company, and provides long-term investment capital to support the expansion of growing companies nationwide. The company is headquartered in Washington, DC. Allied Capital Express (www.alliedcapitalexpress.com) provides small business loans nationwide as the oldest non-bank participant in the SBA 7(a) guaranteed loan program. Allied Capital Express recently launched its proprietary online rules-based loan application, which has positioned the company as a technology leader in small business finance. Allied Capital Express has eight regional offices throughout the United States, and is an SBA Preferred Lender in 27 markets. Allied Capital is quoted on the Nasdaq Stock Market and trades under the symbol "ALLC."

ABOUT BLC FINANCIAL SERVICES

BLC Financial Services is a non-bank small business lender (www.sbaloans.com) and an active participant in the SBA 7(a) Guaranteed Loan Program and USDA Business & Industry Loan Program. BLC has 15 offices through the United States and is an SBA Preferred Lender in 63 markets. BLC is listed on the American Stock Exchange and trades under the symbol "BCL."


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CONTACTS

Danielle Mackie                     Suzanne Sparrow              Jennifer Goldstein
Ogilvy Public Relations                     Allied Capital              BLC Financial Services
(202) 452-9480                      (202) 973-6326               (212) 751-5626 x230
danielle.mackey@DC.ogilvypr.com     sparrow@alliedcapital.com    jgoldstein@blcloans.com

ADDITIONAL INFORMATION

Allied Capital Corporation and BLC Financial Services, Inc. plan to file with the SEC a registration statement on Form N-14. In connection with the merger, BLC Financial Services expects to mail a proxy statement/prospectus to shareholders of BLC Financial Services, which contains important information about the merger. BLC Shareholders are urged to read the proxy statement prospectus and any other relevant documents filed with the SEC. The proxy statement/prospectus will contain important information about Allied Capital, BLC Financial Services, the persons soliciting proxies in connection with the merger and related transactions. Once filed with the SEC, the registration statement and proxy statement/prospectus will be available free of charge on the SEC website at http://www.sec.gov and from the contacts listed on this press release.

In addition to the registration statement and proxy statement/prospectus, Allied Capital and BLC Financial Services file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports filed by Allied Capital and BLC Financial Services at the SEC public reference rooms or on the SEC website. Copies of such reports can also be obtained from the contacts listed on this press release.

FORWARD-LOOKING STATEMENTS

The information contained in this press release contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the company's periodic filings with the Securities and Exchange Commission.

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